Exhibit 4.6

FORM OF NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

TELEGLOBE INTERNATIONAL HOLDINGS LTD

10% SENIOR NOTE DUE May 31, 2008

No.                                       Dated:  As of the Purchase Date (as defined in the Note Purchase Agreement)
$[100,000,000]

FOR VALUE RECEIVED, TELEGLOBE INTERNATIONAL HOLDINGS LTD, a Bermuda company, (the “Company”), HEREBY PROMISES TO PAY to [                                   ] (the “Purchaser”) or its registered assigns the principal sum of [ONE HUNDRED MILLION DOLLARS] ($[100,000,000]), or such lesser unpaid principal amount as shall be outstanding hereunder, on May 31, 2008, together with interest at the interest rates and payable at such times as are specified below.

This Note is one of a series of Notes due May 31, 2008 (collectively, the “Notes”) originally issued or to be issued in an aggregate principal amount of up to $[100,000,000] pursuant to the Note Purchase Agreement dated as of                            , 2004 (as amended or otherwise modified from time to time, the “Note Purchase Agreement”; capitalized terms not otherwise defined herein have the same meaning as specified in the Note Purchase Agreement), among the Company, the parties designated therein as Subsidiary Guarantors, the respective purchasers named therein, and Madeleine L.L.C. as Agent.  The holder of this Note is entitled to the benefits of the Note Purchase Agreement and may enforce the agreement of the Company therein in accordance with the terms thereof, and may enforce the rights and remedies provided for thereby or otherwise available in respect thereof in accordance with the terms thereof.  Each holder of this Note will be deemed, by its acceptance hereof to have made the representations set forth in Section 6.1 and 6.2 of the Note Purchase Agreement and to have authorized the Agent to act on its behalf in accordance with Section 20 of the Note Purchase Agreement.

Interest on the unpaid balance of the principal amount of this Note shall be computed on the basis of a 360-day year for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable and shall accrue at a rate per annum equal to 10% per annum from (and including) the Purchase Date until the unpaid principal balance of this Note shall be paid in full (whether by scheduled maturity or at a date fixed for prepayment, redemption or repurchase or by declaration, demand or otherwise), payable quarterly in arrears, on each March 30, June 30, September 30 and December 31, commencing on [•], 2004, and on the date on which the unpaid principal balance of this Note shall be paid in full; provided, however, that to the extent permitted by law, upon the occurrence and during the continuation of an Event of Default, the principal of, and all accrued and unpaid interest on, this Note shall bear interest at a rate per annum equal to 12% per annum from (and including) the date such Event of Default occurred until such Event of Default is cured or waived in writing in accordance with the terms of the Note Purchase Agreement.

Payments of principal of, and interest and premium, if any, on this Note are payable in lawful money of the United States of America at the place designated therefor as set forth in Section 11 of the Note Purchase Agreement, or at such other place as the Purchaser shall have designated by written notice to the Company as provided in the Note Purchase Agreement.  Whenever any payment under this Note shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

Nothing contained in this Note or the Note Purchase Agreement shall require the Company to pay interest at a rate exceeding the maximum rate permitted by applicable law.  If interest payable to the Purchaser on any date would exceed the maximum permissible amount, it shall be automatically reduced to such amount, and interest for any subsequent period, to the extent less than that permitted by applicable law, shall, to that extent, be increased by the amount of such reduction.

This Note is a registered Note and, as provided in and subject to the terms of the Note Purchase Agreement, is transferable only upon surrender of this Note for registration of transfer or exchange (and, in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer, duly executed by the registered holder of this Note or his attorney duly authorized in writing), at which time a new Note for a like principal amount will be issued to, and registered in the name of, the permitted transferee.  Reference in this Note to a “holder” shall mean the person or entity in whose name this Note is at the time registered in the register kept by the Company as provided in Section 10.1 of the Note Purchase Agreement and, prior to the due presentment for registration of transfer, the Company may treat such person or entity as the owner of this Note for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company may be required to repurchase all or a portion this Note upon the occurrence of the events and on the terms specified in Sections 7.3, 7.4 and 7.5 of the Note Purchase Agreement.  This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in Section 7.1 of the Note Purchase Agreement.  Additionally, this Note is subject to mandatory prepayment, at the times and on the terms specified in Section 7.2 of the Note Purchase Agreement.

If an Event of Default shall occur and be continuing, the unpaid balance of principal of this Note and any accrued and unpaid interest and other amounts payable hereon may be declared or otherwise become due and payable in the manner, at the price and with the effect provided in Section 9 of the Note Purchase Agreement.

This Note shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts made and to be performed therein without consideration as to choice of law.

TELEGLOBE INTERNATIONAL HOLDINGS LTD

By:
Name:
Title:

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